UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64146/March 30, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14287

In the Matter of		
	:	
ACCESSTEL, INC.,	:	ORDER MAKING FINDINGS AND
AMERICAN ASSET MANAGEMENT CORP.,	:	REVOKING REGISTRATIONS
DME INTERACTIVE HOLDINGS, INC.,	:	BY DEFAULT
DOCUPORT, INC., and	:	
ICARBON CORP.	:	

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 8, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

        The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 9, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP that failure to file an Answer would be grounds for finding them in default. See OIP at 3.

        Since none of the Respondents have filed Answers or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of their public official records found in the Commission's EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

        Accesstel, Inc. (ACCS)[1] (CIK No. 1063293), is an expired Utah corporation located in Fairfield, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ACCS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005. As of March 3, 2011, the common stock of ACCS was quoted on OTC Link, had six

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[1] The short form of each issuer's name is also its stock symbol.

market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Asset Management Corp. (AAMC) (CIK No. 852015) is a New Jersey corporation located in Parsippany, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AAMC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $114,090 for the prior three months. As of March 3, 2011, the common stock of AAMC was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DME Interactive Holdings, Inc. (DMEI) (CIK No. 1004124), is a void Delaware corporation located in Englewood, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DMEI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $334,915 for the prior three months. As of March 3, 2011, the common stock of DMEI was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DocuPort, Inc. (DCPT) (CIK No. 1019648), is a void Delaware corporation located in Fairfield, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DCPT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $2,435,793 for the prior nine months. As of March 3, 2011, the common stock of DCPT was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

iCarbon Corp. (ICRB) (CIK No. 1093818) is a revoked Nevada corporation located in Delano, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ICRB is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2006, which reported a net loss of $4,659,237 for the prior nine months. As of March 3, 2011, the common stock of ICRB was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to these repeated failures to file timely periodic reports, Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and

Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of their registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Accesstel, Inc., American Asset Management Corp., DME Interactive Holdings, Inc., DocuPort, Inc., and iCarbon Corp. are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge